SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

(Amendment No. 9)

CASEY’S GENERAL STORES, INC.

(Name of Subject Company (Issuer))

ACT ACQUISITION SUB, INC.

ALIMENTATION COUCHE-TARD INC.

(Names of Filing Persons (Offerors))

Common Stock, No Par Value

(Title of Class of Securities)

147528103

(CUSIP Number of Class of Securities)

Alain Bouchard

President and Chief Executive Officer

Alimentation Couche-Tard Inc.

4204 Industriel Blvd.

Laval, Québec, Canada H7L 0E3

Telephone: (450) 662-6632

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$1,907,277,666	$135,989

*	For purposes of calculating the amount of the filing fee only. Based on the offer to purchase up to 51,898,712 shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc. (“Casey’s”), including the associated preferred stock purchase rights, at a purchase price of $36.75 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of Shares consists of (i) 50,939,162 Shares issued and outstanding as of June 24, 2010, as reported in Casey’s Annual Report on Form 10-K for the fiscal year ended April 30, 2010 (the “Casey’s Form 10-K”) and (ii) 959,550 Shares that may be issued before the expiration of the offer pursuant to the exercise of stock options based on the total number of stock options outstanding as of April 30, 2010 as reported in the Casey’s Form 10-K.
**	Calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, by multiplying the transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $133,182	Filing Parties: ACT Acquisition Sub, Inc. Alimentation Couche-Tard Inc.

Form or Registration No.: SC TO-T	Date Filed: June 2, 2010

Amount Previously Paid: $2,807	Filing Parties: ACT Acquisition Sub, Inc. Alimentation Couche-Tard Inc.

Form or Registration No.: SC TO-T/A	Date Filed: July 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 9 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2010, as amended by Amendment No. 1 filed with the SEC on June 7, 2010, Amendment No. 2 filed with the SEC on June 11, 2010, Amendment No. 3 filed with the SEC on June 17, 2010, Amendment No. 4 filed with the SEC on June 21, 2010, Amendment No. 5 filed with the SEC on July 12, 2010, Amendment No. 6 filed with the SEC on July 13, 2010, Amendment No. 7 filed with the SEC on July 22, 2010 and Amendment No. 8 filed with the SEC on July 28, 2010 (as amended, the “Schedule TO”), by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), and ACT Acquisition Sub, Inc., an Iowa corporation and an indirect wholly owned subsidiary of Couche-Tard (“Purchaser”), relating to the offer by Purchaser to purchase (1) all issued and outstanding shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc., an Iowa corporation (“Casey’s”), and (2) the associated rights to purchase shares of Series A Serial Preferred Stock, no par value, of Casey’s (the “Rights”) issued pursuant to the Rights Agreement, dated as of April 16, 2010 (the “Rights Agreement”), between Casey’s and Computershare Trust Company, N.A., as Rights Agent, at a price of $36.75 per Share (including the associated Rights), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”). Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights, and all references herein to the “Rights” shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Amendment is being filed on behalf of Couche-Tard and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Amendment. This Amendment should be read together with the Schedule TO.

ITEMS 1, 4 AND 11.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented as follows:

On August 2, 2010, Couche-Tard and Purchaser announced that they have extended the Offer until 5:00 p.m., New York City time, on Monday, August 30, 2010, unless further extended. The full text of the press release issued by Couche-Tard on August 2, 2010 announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(L) and is incorporated herein by reference.

ITEMS 1	THROUGH 11.

1. In Section 9 — “Certain Information Concerning Couche-Tard and Purchaser” of the Offer to Purchase, the sixth paragraph through the fifteenth paragraph are hereby amended and restated in their entirety to read as follows:

“Capital Stock. As at July 9, 2010, Couche-Tard had 53,706,712 issued and outstanding Class A multiple voting shares each comprising ten votes per share and 131,711,661 issued and outstanding Class B subordinate voting shares each comprising one vote per share.

Long-Term Debt.

As at April 25, 2010, Couche-Tard had credit agreements consisting of three revolving unsecured facilities of initial maximum amounts of $650.0 million (Operating Credit A), $310.0 million (Operating Credit B) and $40.0 million (Operating Credit C) each, with initial terms of five years, 51 months and 42 months, respectively. The credit facilities are available in the following forms:

•

A term revolving unsecured operating credit facility, available (i) in Canadian dollars, (ii) in U.S. dollars, (iii) in the form of Canadian dollar bankers’ acceptances, with stamping fees and (iv) in the form of standby letters of credit not exceeding $50.0 million or the equivalent in Canadian dollars, with applicable fees. Depending on the form and the currency of the loan, the amounts borrowed bear interest at variable rates based on the Canadian prime rate, the bankers’ acceptance rate, the U.S. base rate or the LIBOR rate plus a variable margin; and

•

An unsecured line of credit in the maximum amount of $50.0 million, available in Canadian or U.S. dollars, bearing interest at variable rates based, depending on the form and the currency of the loan, on the Canadian prime rate, the U.S. prime rate or the U.S. base rate plus a variable margin.

Standby fees, which vary based on a leverage ratio and on the utilization rate of the credit facilities, apply to the unused portion of the credit facilities. Stamping fees, standby letters of credit fees and the variable margin used to determine the interest rate applicable to amounts borrowed are determined according to a leverage ratio of Couche-Tard. Under the credit agreements, Couche-Tard must maintain certain financial ratios and respect certain restrictive provisions.

As at April 25, 2010, $350.0 million of Couche-Tard’s term revolving unsecured operating credit facility had been used ($273.0 million for the U.S. dollar portion and $77.0 million for the Canadian dollar portion). As at April 25, 2010, the weighted average effective interest rate was 0.86% for the U.S. dollar portion and 1.05% for the Canadian dollar portion. In addition, Cdn$0.9 million and $26.6 million are outstanding for standby letters of credit. As at April 25, 2010, the available line of credit was unused and Couche-Tard was in compliance with the restrictive provisions and ratios imposed by the credit agreement. As at April 25, 2010, the Operating Credit C revolving credit facility was unused.

Couche-Tard also has issued and outstanding subordinated unsecured debt of a nominal amount of $350.0 million, maturing December 15, 2013, bearing interest at a nominal rate of 7.5% (effective rate of 7.35%). Since December 15, 2008, Couche-Tard has the option for early repayment at a premium. The subordinated unsecured debt agreement imposes restrictions on certain transactions.

As at April 25, 2010, Couche-Tard also has other long-term debts of $39.5 million, including certain obligations under capital leases.

Changes in the Last 3 Fiscal Years. In April 2010, Couche-Tard purchased eight company-operated stores in central North Carolina from Accel Marketing LLC. Couche-Tard owns the buildings and land for all eight sites. In February 2010, Couche-Tard acquired from BP West Coast Products LLC their terminal facilities located in Phoenix, Arizona. The terminal facilities include 16 storage tanks with a storage capacity of 220,000 barrels. The terminal is approved for 44,000 barrels per day and has access to petroleum products from refineries on the West Coast and in the Gulf Coast region. In January 2010, through its joint venture with Shell Oil Products US (“Shell Oil Products”), RDK Ventures LLC (“RDK Ventures”), Couche-Tard participated in the acquisition of 100 stores owned by Shell Oil Products, 69 of which are company-operated and the remaining 31 stores are operated by third party operators. RDK Ventures leases the land and buildings related to 55 sites, it owns the buildings and leases the land for five sites and it owns both these assets for the other sites. In May 2009, Couche-Tard purchased 43 company-operated stores in the Phoenix, Arizona region from ExxonMobil Corporation. Couche-Tard leases the land and buildings related to nine sites, it owns the building and leases the land for one site, while it owns both these assets for the other sites. In the same transaction, ExxonMobil also transferred to Couche-Tard the “On the Run” trademark rights in the United States as well as 444 franchised stores operating under this trademark in the United States. Since the beginning of the fiscal year, Couche-Tard also acquired 16 stores through 12 distinct transactions. Couche-Tard owns the land and buildings for eight sites while it leases both these assets for the other eight sites.

In February 2009, Couche-Tard purchased seven company-operated stores in the Greensboro and Raleigh regions of North Carolina from Gate Petroleum Company. Couche-Tard leases the land and buildings related to two sites and it owns the building and leases the land for one site, while it owns both these assets for the other sites. Also in February 2009, Couche-Tard purchased 13 stores located in the province of Québec, Canada from Exploitation Quali-T inc., a subsidiary of Groupe Therrien. Couche-Tard leases the land and buildings related to all of these sites. In July 2008, Couche-Tard purchased 70 company-operated stores in the St. Louis, Missouri area and the nearby central Illinois area from Spirit Energy. For 11 sites, Couche-Tard owns the buildings and the land, it leases the land for two sites and leases both land and the buildings for the remaining 57 sites. In May 2008, Couche-Tard and Irving Oil Limited announced that they had extended their commercial partnership agreement in order to add another 252 convenience stores operated by Irving and located in the Atlantic Provinces of Canada and New England. Pursuant to this agreement, Couche-Tard operates these sites under a lease agreement with Irving. Also in May 2008, Couche-Tard signed a master franchise and license agreement for the exclusive development of its Circle K Brand in the territory of the Socialist Republic of Vietnam with GR Vietnam International Limited. In April 2008, Couche-Tard purchased 15 company-operated stores in central Illinois from Speedway Superamerica LLC. Couche-Tard owns the land related to 14 sites and leases one while it owns all 15 buildings. During the 2009 fiscal year, Couche-Tard also acquired two other stores through two distinct transactions.

In December 2007, Couche-Tard concluded a sale and leaseback transaction with Cole Credit Property Trust II, Inc. relating to 83 properties in different U.S. states for a total amount of $131.4 million. In June 2007, Couche-Tard acquired 28 company-operated stores and five land parcels from Sterling Stores LLC. During the 2008 fiscal year, Couche-Tard also acquired 18 stores through 15 distinct transactions.

Properties. Couche-Tard owns the land and buildings for approximately 1,300 of its stores and although it leases most of its sites, it believes that none of the lease agreements is individually material to it. Most of the lease agreements are net leases requiring Couche-Tard to pay taxes, insurance and maintenance costs. Generally its real estate lease agreements in Canada are for primary terms of five to ten years and in the United States, they are for 10 to 20 years, in both cases, with options to renew. Under certain lease agreements, Couche-Tard is subject to additional rentals based on store revenues as well as escalations in the minimum future lease amount.”

2. The penultimate paragraph of Section 9 — “Certain Information Concerning Couche-Tard and Purchaser” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“On April 1, 2010, Couche-Tard purchased 17,002 Shares at a weighted average price of $31.49 per Share in open market purchases. On April 5, 2010, Couche-Tard purchased 100 Shares at a price of $31.88 per Share in an open market purchase. On April 7, 2010, Couche-Tard purchased 39,894 Shares at a weighted average price of $31.49 per Share in open market purchases. On April 8, 2010, Couche-Tard purchased 13,100 Shares at a weighted average price of $31.21 per Share in open market purchases. On April 9, 2010, Couche-Tard sold 1,975,000 Shares in a series of open market sales at a weighted average price of $38.43 per Share, which includes Shares which were purchased prior to April 1, 2010. The sales of such Shares occurred in the morning of April 9, 2010. On June 1, 2010, Couche-Tard transferred 100 Shares to Purchaser. As of the date of this Offer to Purchase, Couche-Tard is the beneficial owner of 362 Shares (which includes 100 Shares owned by Purchaser).”

3. The following paragraphs are hereby added at the end of Section 10 — “Background of the Offer” of the Offer to Purchase:

“On July 12, 2010, Couche-Tard and Purchaser announced that they had extended the Offer, which was scheduled to expire at 12:00 midnight, New York City time, on July 9, 2010, until 5:00 p.m., New York City time, on Friday, August 6, 2010, unless further extended.

On July 22, 2010, Couche-Tard announced that it had increased the Offer Price to $36.75 per Share. On that same day, Couche-Tard and Purchaser filed the Preliminary Proxy Statement with the SEC.

On July 28, 2010, Casey’s issued a press release and filed an amendment to the Schedule 14D-9 relating to the Offer with the SEC, announcing its Board of Directors’ recommendation that shareholders of Casey’s reject the Offer and not tender Shares in the Offer. Additionally, on July 28, 2010, Casey’s issued a press release announcing that its Board of Directors had unanimously approved a $500 million recapitalization plan to be executed through a “modified Dutch auction” self-tender offer at a price of $38.00 to $40.00 per Share, which would be funded by a combination of debt financing and available cash.

On August 2, 2010, Couche-Tard and Purchaser announced that they had extended the Offer, which was scheduled to expire at 5:00 p.m., New York City time, on August 6, 2010, until 5:00 p.m., New York City time, on August 30, 2010, unless further extended.”

4. The following paragraph is hereby added immediately prior to the first paragraph under the caption “Litigation” in Section 15 — “Certain Legal Matters; Antitrust; State Takeover Statutes; State Registration Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions” of the Offer to Purchase:

“In the ordinary course of business, Couche-Tard is a defendant in a number of legal proceedings, suits and claims common to companies engaged in retail businesses. The majority of these cases are brought by individual plaintiffs. Couche-Tard believes that it is not currently involved in any litigation, claims or proceedings in which an adverse outcome would have a significant adverse effect on Couche-Tard’s operating results and financial condition.”

5. The following paragraph is hereby added at the end of Section 15 — “Certain Legal Matters; Antitrust; State Takeover Statutes; State Registration Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions” of the Offer to Purchase:

“On July 21, 2010, a purported class action lawsuit was filed in the United States District Court for the Southern District of Iowa, against Casey’s and the members of the Board of Directors of Casey’s. In the action, captioned Kentucky State District Council of Carpenters Pension Trust Fund v. Myers, et al., Case No. 4:10-cv-00332, the plaintiff alleges that the members of the Board of Directors of Casey’s have breached their fiduciary duties in connection with the Offer, by, among other things, implementing a number of substantive impediments instead of engaging in good-faith negotiations with Couche-Tard and making materially misleading statements to its shareholders in order to deter them from tendering their Shares. The plaintiff seeks, among other things, (i) a declaration that the Board of Directors of Casey’s has breached its fiduciary duties to the plaintiff and the class, (ii) an injunction preventing the Board of Directors of Casey’s from initializing defensive measures which may render the acquisition of Casey’s unduly burdensome or expensive for a potential acquiror, (iii) an order requiring the Board of Directors of Casey’s to rescind or redeem the Rights and/or a declaration that the Rights are invalid, (iv) invalidation of the amendments to certain employment agreements, (v) imposition of a constructive trust in favor of the plaintiff and the class and (vi) an award of plaintiff’s costs and fees.”

ITEM 10.

6. In Section 9 — “Certain Information Concerning Couche-Tard and Purchaser” of the Offer to Purchase, the eighteenth paragraph and each subsequent paragraph and chart in Section 9, except for the final two paragraphs of Section 9, are hereby amended and restated in their entirety to read as follows:

“The summary consolidated financial data set forth below for each of the fiscal years ended April 25, 2010 and April 26, 2009 has been derived from Couche-Tard’s audited consolidated financial statements, which are incorporated herein by reference to Couche-Tard’s Annual Report on Form 40-F for the fiscal year ended April 25, 2010, filed with the SEC on July 19, 2010. The financial data set forth below was prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). More comprehensive financial information is included in the reports and other documents filed by Couche-Tard with the SEC, and the following summary is qualified in its entirety by reference to, and should be read in conjunction with, such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents are available for inspection and copies thereof are obtainable in the manner set forth with respect to Casey’s in Section 8 of this Offer to Purchase.

Alimentation Couche-Tard Inc.

Selected Consolidated Financial Data

(in millions of U.S. dollars, except per share amounts and ratios)

Consolidated Statements of Earnings

	For the Fiscal Year Ended
	April 25, 2010	April 26, 2009
Canadian GAAP	$	$
Revenues	16,439.6	15,781.1
Cost of sales (excluding depreciation and amortization of property and equipment and other assets as shown separately below)	13,886.3	13,344.5

Gross profit	2,553.3	2,436.6
Operating, selling, administrative and general expenses	1,906.7	1,848.8
Depreciation and amortization of property and equipment and other assets	204.5	183.0
	2,111.2	2,031.8

Operating income	442.1	404.8
Financial expenses	29.9	36.2
Earnings before income taxes	412.2	368.6
Income taxes	109.3	114.7

Net earnings	302.9	253.9
Ratio of earnings to fixed charges	14.8	11.2

Net earnings per share
Basic	1.64	1.31
Diluted	1.60	1.29

Consolidated Balance Sheets

	As at
	April 25, 2010	April 26, 2009
Canadian GAAP	$	$
Assets
Current assets
Cash and cash equivalents	220.9	173.3
Accounts receivable	286.2	225.4
Inventories	474.1	400.3
Prepaid expenses	20.2	8.5
Income taxes receivable	4.7	—
Future income taxes	24.9	37.0
	1,031.0	844.5
Property and equipment	1,980.5	1,777.2
Goodwill	426.5	384.8
Intangible assets	188.2	184.2
Other assets	65.2	60.7
Future income taxes	5.3	4.5
	3,696.7	3,255.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	872.9	758.1
Income taxes payable	—	26.3
Current portion of long-term debt	4.4	3.9
Future income taxes	5.6	0.7

	882.9	789.0
Long-term debt	736.8	745.3
Deferred credits and other liabilities	285.8	259.0
Future income taxes	176.9	136.6

	2,082.4	1,929.9

Shareholders’ Equity
Capital stock	319.5	329.1
Contributed surplus	18.8	17.7
Retained earnings	1,167.0	932.6
Accumulated other comprehensive income	109.0	46.6

	1,614.3	1,326.0

	3,696.7	3,255.9

Book value per share	8.8

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Such measurement differences, as they relate to Couche-Tard, are summarized below.

U.S. GAAP Adjustments

Reconciliation of Net Earnings (in millions of U.S. dollars, except per share amounts)

	For the Fiscal Year Ended
	April 25, 2010	April 26, 2009
	$	$
Net earnings in accordance with Canadian GAAP	302.9	253.9
Adjustments with respect to
Business combinations (a)	11.3	—
Sale and leaseback transactions (b)	(9.6)	(10.0)
Deferred charges and other assets (c)	0.3	0.3
Loss on subleases (d)	—	0.4
Tax effect of above adjustments	(1.5)	1.6

Adjustment to net earnings in accordance with U.S. GAAP	0.5	(7.7)

Net earnings in accordance with U.S. GAAP	303.4	246.2

Net earnings per share in accordance with U.S. GAAP
Basic	1.65	1.27
Diluted	1.61	1.25

Reconciliation of Shareholders’ Equity (in millions of U.S. dollars, except per share amounts)

	For the Fiscal Year Ended
	April 25, 2010	April 26, 2009
	$	$
Shareholders’ Equity in accordance with Canadian GAAP	1,618.1	1,326.0
Adjustments with respect to
Sale and leaseback transactions (b)	(60.1)	(50.5)
Pension expense (e)	(21.9)	(10.5)
Business combinations (a)	11.3	—
Deferred charges and other assets (c)	(3.5)	(3.0)
Loss on subleases (d)	(0.8)	(0.8)
Supplier rebates and other supplier payments (f)	(0.6)	(0.6)
Tax effect of above adjustments	25.1	23.3

Adjustments to Shareholders’ Equity in accordance with US GAAP	(50.5)	(42.1)

Shareholders’ Equity in accordance with US GAAP	1,567.6	1,283.9

a) Business combinations

Under Canadian GAAP, direct acquisition costs are considered part of the cost of a business combination, resulting in additional goodwill which is not amortized. Under U.S. GAAP, for acquisitions completed since April 27, 2009, those costs are recognized separately from a business combination and charged to consolidated earnings as incurred. Additionally, under U.S. GAAP, for acquisitions completed since April 27, 2009, when measuring the fair value of assets acquired and liabilities assumed, fair value determined on the date of acquisition is based on the “highest and best use”, which is based on the use of the asset by market participants, even if the intended use of the asset by Couche-Tard is different. Canadian GAAP does not include an equivalent valuation premise to “highest and best use” in measuring fair value. As such, a different fair value was assigned under U.S. GAAP to the franchise agreements acquired from Exxon Mobile than under Canadian GAAP. Under U.S. GAAP, this intangible asset is amortized over the remaining term of the franchise agreements. Under Canadian GAAP, any excess of value assigned to the net identifiable assets acquired over the cost of the acquiree, referred to as “negative goodwill” is recorded, to the extent possible, as a reduction of identified long term tangible and intangible assets. Under U.S. GAAP, the bargain purchase results in a gain recognized in consolidated earnings.

b) Sale and leaseback transactions

Under Canadian GAAP, certain leases concluded in conjunction with sale and leaseback transactions have been afforded operating lease treatment and the gain on sale is deferred and amortized over the term of the lease. Under U.S. GAAP, these transactions in which Couche-Tard has a continuing involvement in the underlying assets have been accounted for under the financing method. Under this method, Couche-Tard records the sale proceeds as a liability, recognizes interest expense and continues to record and amortize the related assets. The accounting for the sale and leaseback transactions under the financing method will continue until Couche-Tard’s continuing involvement in the related assets ceases. Consequently, under U.S. GAAP, no gain is recorded on these transactions.

As at April 25, 2010 and April 26, 2009, the impact on Shareholders’ Equity is as follows:

(in millions of U.S. dollars, except per share amounts)	April 25, 2010	April 26, 2009
	$	$
Property and equipment	145.0	150.9
Long term debt	(268.5)	(266.8)
Deferred credits and other liabilities	63.4	65.4

	(60.1)	(50.5)

c) Deferred charges and other assets

Under Canadian GAAP, certain development expenses are deferred and amortized as an intangible asset or property and equipment over a period of five to seven years. Under U.S. GAAP, those costs are charged to consolidated earnings as incurred.

d) Loss on subleases not involving an exiting activity

Under U.S. GAAP, regardless of whether a company is exiting an activity, FASB Technical Bulletin 79-15 requires the company’s recognition of a liability and a corresponding charge if costs are expected to be incurred in excess of revenue on an operating sublease. There is no such specific requirement under Canadian GAAP.

e) Pension expense

U.S. GAAP requires Couche-Tard to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income, while under Canadian GAAP, overfunded and underfunded status is not recognized in Couche-Tard’s consolidated balance sheet. Couche-Tard currently measures its plan assets and benefit obligations at the end of each fiscal year.

f) Supplier rebates and other supplier payments

Effective January 30, 2004, Couche-Tard applied EIC-144, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” to all existing arrangements. The effective date was early, and applied retroactively. Consequently, prior years’ financial statements, purchase price allocation and related goodwill were adjusted. Under U.S. GAAP, effective January 1, 2003, Couche-Tard adopted the provisions of EITF No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”. Under such provisions, the cumulative effect of the change in accounting policy was included in the consolidated statement of earnings during the year of adoption. This standard was applicable to new arrangements entered into after December 31, 2002. Under U.S. GAAP, some agreements were excluded from the scope of EITF No. 02-16, which resulted in a permanent difference in Shareholders’ Equity between Canadian GAAP and U.S. GAAP.

g) Interest in a joint venture

On January 6, 2010, Couche-Tard created along with Shell Oil Products, a joint venture, RDK Ventures, to operate convenience stores located in the greater Chicago metropolitan area. Under Canadian GAAP, line items from RDK Venture’s statement of earnings and balance sheet are reflected in Couche-Tard’s consolidated financial statements using the proportionate consolidation method since Shell Oil Products and Couche-Tard have joint control over the joint venture.

Couche-Tard applied the accommodation provided by the SEC which permits foreign private issuers that use proportional consolidation under home-country GAAP for investments in joint ventures that would be equity method investees under U.S. GAAP, to omit reconciling differences related to classification or display and instead provide summarized footnote disclosure. For more details on this footnote, please refer to Note 5 of Couche-Tard’s audited consolidated financial statements for the period ended April 25, 2010.

New pronouncements under U.S. GAAP

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. As at April 28, 2008, Couche-Tard has elected to partially adopt SFAS No. 157 in accordance with FASB Staff Position (“FSP”) Financial Accounting Standard (“FAS”) No. 157-2 (“FSP FAS No. 157-2”), which delayed the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-recurring fair value measurements of non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis including those measured at fair value in goodwill impairment testing, asset retirement obligations initially measured at fair value, exit and disposal costs initially measured at fair value, and those initially measured at fair value in a business combination.

In February 2008, the FASB issued FSP FAS No. 157-1, which removes leasing transactions accounted for under FAS No. 13 and related guidance from the scope of FAS No. 157. The FSP addresses implementation issues affecting leasing transactions, including those associated with the different definitions of fair value in FAS Nos. 13 and 157 and the application of the fair value measurement objective under FAS No. 157 to estimated residual values of leased properties. The FSP was effective upon initial adoption of FAS No. 157 and Couche-Tard adopted its provisions without significant impact.

In October 2008, the FASB issued FSP FAS No. 157-3, which clarifies the application of SFAS No. 157 in cases where the market for the asset is not active. FSP FAS No. 157-3 was effective upon issuance. Couche-Tard considered the guidance provided by this FSP in the preparation of its financial statements.

The implementation of SFAS No. 157 for financial assets and financial liabilities, effective February 4, 2008, did not have an impact on Couche-Tard’s consolidated financial position and results of operations. Couche-Tard fully adopted SFAS No. 157 on April 27, 2009. The implementation of these recommendations did not have any impact on Couche-Tard’s consolidated financial statements.

In April 2009, the FASB issued FSP FAS No. 107-1 and Accounting Principles Board (“APB”) 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FSP FAS 107-1 and APB 28-1”) which was primarily codified into Topic 825 “Financial Instruments” in the FASB Accounting Standards Codification (the “ASC”). This guidance requires disclosures about the fair value of financial instruments in interim financial statements as well as in annual financial statements and was effective for Couche-Tard for its quarter ended July 19, 2009. The adoption of this position did not have a material impact on Couche-Tard’s consolidated financial statements.

In April 2009, the FASB issued a modification of the Fair Value Measurements and Disclosures Topic of FASB ASC concerning the determination of fair value when the volume and level of activity for the asset or liability have significantly decreased and for identifying transactions that are not orderly. This modification emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The modification also provides guidance on identifying transactions that are not orderly by assessing certain factors among which are: an adequate marketing period for the asset or liability, whether the seller is in a distressed state and whether the transaction price is an outlier compared with recent transactions. The modification amends the disclosure provisions required by the Fair Value Measurements and Disclosures Topic of FASB ASC to require entities to disclose in interim and annual periods the inputs and valuation technique(s) used to measure fair value. These modifications are effective for interim and annual periods ending after June 15, 2009, and have consequently been adopted by Couche-Tard for its quarter ended July 19, 2009 without any impact on its consolidated financial statements.

In August 2009, FASB issued ASU 2009-05, “Fair Value Measurements and Disclosures Measuring Liabilities at Fair Value” (“ASU 2009-05”). ASU 2009-5 amends “Fair Value Measurements and Disclosures”—“Overall”, to provide guidance on the fair value measurement of liabilities. ASU 2009-05 clarifies that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value. ASU 2009-05 was effective for Couche-Tard for its quarter ended January 31, 2010. The adoption of ASU 2009-05 did not have a material impact on Couche-Tard’s consolidated financial statements.

Other pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) replaces SFAS No. 141, “Business Combinations”, but retains the requirement that the purchase method of accounting for acquisitions be used for all business combinations. SFAS No. 141(R) better defines the acquirer and the acquisition date in a business combination, establishes principles for recognizing and measuring the assets acquired (including goodwill), the liabilities assumed and any non-controlling interests in the acquired business and requires expanded disclosures from those previously required by SFAS No. 141. In addition SFAS No. 141(R) requires acquisition costs be expensed as incurred. SFAS No. 141(R) also requires that, from the date of adoption of SFAS No. 141(R), any change in valuation allowance or uncertain tax position related to an acquired business, irrespective of the acquisition date, shall be recorded as an adjustment to income tax expense and not as an adjustment to goodwill as had previously been required under SFAS No. 141. SFAS No. 141(R) is effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and early adoption was not permitted. Couche-Tard adopted SFAS No. 141(R) on April 27, 2009 and applied this standard to business combinations it entered into since this date.

In December 2007, the FASB also issued Statement of Financial Accounting Standards No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 amends Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for deconsolidation of a subsidiary. Couche-Tard adopted SFAS No. 160 on April 27, 2009. The implementation of these recommendations did not have any impact on Couche-Tard’s consolidated financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). SFAS No. 161 is an amendment of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 with the intent to provide users of financial statements adequate information about how derivative and hedging activities affect an entity’s financial position, financial performance and cash flows. Couche-Tard adopted SFAS No. 161 on April 27, 2009. The implementation of these recommendations did not have any impact on Couche-Tard’s consolidated financial statements.

In March 2008, the FASB concluded its re-deliberations on FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, deciding to retain its original proposal related to this matter. FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS No. 133. FSP APB 14-1 requires that the issuer of a convertible debt instrument within its scope separately account for the liability and equity components in a manner that reflects the issuer’s non-convertible debt borrowing rate when interest cost is recognized in subsequent periods. Couche-Tard adopted FSP APB 14-1 on April 27, 2009. The implementation of these recommendations did not have any impact on Couche-Tard’s consolidated financial statements.

In April 2008, the FASB issued Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). This Staff Position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” This new guidance also provides additional disclosure requirements related to recognized intangible assets. Couche-Tard adopted FSP FAS 142-3 on April 27, 2009. The implementation of these recommendations did not have any impact on Couche-Tard’s consolidated financial statements.

In June 2008, the EITF reached a consensus in Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). This Issue addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which is the first part of the scope exception in paragraph 11(a) of SFAS 133. Couche-Tard adopted EITF 07-5 on April 27, 2009. The implementation of these recommendations did not have any impact on Couche-Tard’s consolidated financial statements.

In April 2009, the FASB issued Staff Position No. 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and 124-2”). The new topic amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The provisions of this topic are effective for interim and annual reporting periods ending after June 15, 2009. Couche-Tard adopted FSP FAS 115-2 and 124-2 on April 27, 2009. The implementation of these recommendations did not have any impact on Couche-Tard’s consolidated financial statements.

In May 2009, the FASB issued SFAS 165, “Subsequent Events” (“SFAS No. 165”). This statement introduces the concept of financial statements being “available to be issued”. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. Couche-Tard adopted SFAS No. 165 on April 27, 2009. The implementation of these recommendations did not have any impact on Couche-Tard’s consolidated financial statements.

In June 2009, the FASB approved the ASC. The ASC became the single source of authoritative accounting principles for U.S. GAAP, other than guidance issued by the SEC, and supersedes all existing standards and pronouncements by the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related literature. The ASC became effective for interim and annual financial periods ending after September 15, 2009. Couche-Tard adopted this guidance on July 20, 2009 which did not have any impact on its consolidated financial statements.

In September 2009, the FASB issued ASU 2009-12, “Fair Value Measurements and Disclosure” (“ASU 2009-12”), which provides additional guidance on using the net asset value per share, provided by an investee, when estimating the fair value of an alternate investment that does not have a readily determinable fair value and enhances the disclosures concerning these investments. ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009. Couche-Tard adopted this guidance on October 12, 2009, and the adoption of this ASU did not have an impact on Couche-Tard’s financial statements.

In February 2010, the FASB issued ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements” (“ASU 2010-09”). ASU 2010-09 requires SEC filers to evaluate subsequent events through the date the financial statements are issued, but exempts SEC filers from disclosing the date through which subsequent events have been evaluated. ASU 2010-09 is effective immediately. Adoption did not affect Couche-Tard’s recognition or disclosure of subsequent events.

Accounting pronouncements not yet implemented

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166 “Accounting for Transfers of Financial Assets”, (“SFAS No. 166”) which amends the derecognition guidance required by the “Transfers and Servicing Topic” of FASB ASC. Some of the major changes undertaken by this amendment include:

•

Eliminating the concept of a Qualified Special Purpose Entity (“QSPE”) since the FASB believes, on the basis of recent experience, that many entities that have been accounted for as QSPEs are not truly passive, a belief that challenges the premise on which the QSPE exception was based.

•	Modifying the derecognition provisions as required by the Transfers and Servicing Topic of FASB ASC. The specific aims are to:

•	require that all arrangements made in connection with a transfer of financial assets be considered in the derecognition analysis;

•	clarify when a transferred asset is considered legally isolated from the transferor;

•	modify the requirements related to a transferee’s ability to freely pledge or exchange transferred financial assets; and

•	provide guidance on when a portion of a financial asset can be derecognized, thereby restricting the circumstances when sale accounting can be achieved to the following cases:

•	transfers of individual or groups of financial assets in their entirety; and

•	transfers of participating interests.

The new amendment is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. Couche-Tard is currently evaluating the impact SFAS No. 166 will have on its consolidated financial statements. Couche-Tard adopted this recommendation on April 26, 2010.

In June and December 2009, the FASB issued ASU 2009-17 which requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This guidance requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity, eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. This guidance is effective for fiscal years beginning after November 15, 2009, and for interim and annual reporting periods thereafter. The initial adoption of this standard is not expected to have a material effect on Couche-Tard’s consolidated financial statements. Couche-Tard adopted this recommendation on April 26, 2010.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition” (“ASU 2009-13”). ASU 2009-13 addresses how revenues should be allocated among all products and services in sales arrangements. ASU 2009-13 will require companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price. Couche-Tard is currently evaluating the impact this guidance will have on its consolidated financial statements. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, and therefore Couche-Tard will adopt these recommendations on April 25, 2011.

In October 2009, the FASB issued ASU 2009-15, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing”. This ASU amends Subtopic 470-20, Debt with Conversion and Other Options and Subtopic 260-10, Earnings Per Share. The ASU is effective for years beginning on or after December 15, 2009, and therefore Couche-Tard adopted these recommendations on April 26, 2010. The initial adoption of this standard is not expected to have a material effect on Couche-Tard’s consolidated financial statements.

In January 2010, the FASB issued ASU 2009-06 an Update of the “Fair Value Measurements and Disclosures” Topic of FASB ASC requiring new disclosures and amending existing guidance. This Update provides amendments that require new disclosures as follows:

•	A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and

•

In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements.

This Update also provides amendments that clarify existing disclosures as follows:

•	A reporting entity should provide fair value measurements for each class of assets and liabilities; and

•

A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall either in Level 2 or Level 3.

These modifications are effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward activity in Level 3 fair value measurements. Those disclosures are effective for interim and annual periods beginning after December 15, 2010. These new disclosure requirements will not have any impact compared to the present level of disclosures.”

ITEM 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(L)	Press release issued by Alimentation Couche-Tard Inc. on August 2, 2010 announcing Couche-Tard’s extension of the Offer.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of August 2, 2010 that the information set forth in this statement is true, complete and correct.

ACT ACQUISITION SUB, INC.

By:	/S/ RAYMOND PARÉ
Name:	Raymond Paré
Title:	Secretary and Treasurer

ALIMENTATION COUCHE-TARD INC.

By:	/S/ RAYMOND PARÉ
Name:	Raymond Paré
Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 2, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Summary Advertisement published on June 2, 2010.*

(a)(5)(A)	Press Release issued by Alimentation Couche-Tard Inc. on June 2, 2010 announcing the commencement of the Offer.*

(a)(5)(B)	Press Release issued by Alimentation Couche-Tard Inc. on April 9, 2010 (previously filed in a Schedule TO-C on April 9, 2010).*

(a)(5)(C)	Investor Presentation, dated June 2010.*

(a)(5)(D)	Press Release issued by Alimentation Couche-Tard Inc. on June 7, 2010 announcing Couche-Tard’s notice of intent to nominate persons for election as directors and propose shareholder business at the 2010 annual meeting of shareholders of Casey’s General Stores, Inc.*

(a)(5)(E)	Press Release issued by Alimentation Couche-Tard Inc. on June 11, 2010 regarding Couche-Tard’s response to the lawsuit filed by Casey’s General Stores, Inc. against Couche-Tard and Purchaser.*

(a)(5)(F)	Press release issued by Alimentation Couche-Tard Inc. on July 12, 2010 announcing Couche-Tard’s extension of the Offer.*

(a)(5)(G)	Excerpts of press release issued by Alimentation Couche-Tard Inc. on July 13, 2010 regarding Couche-Tard’s fourth quarter and fiscal 2010 earnings release (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on July 13, 2010).*

(a)(5)(H)	Excerpts of script for earnings conference call held by Alimentation Couche-Tard Inc. on July 13, 2010 regarding Couche-Tard’s fourth quarter and fiscal 2010 earnings release (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on July 13, 2010).*

(a)(5)(I)	Press Release issued by Alimentation Couche-Tard Inc. on July 22, 2010 announcing the increase of the offer price and Couche-Tard’s plan to file a Preliminary Proxy Statement in respect of Casey’s General Stores, Inc.*

(a)(5)(J)	Preliminary Proxy Statement in respect of Casey’s General Stores, Inc. filed by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on July 22, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on July 22, 2010).*

(a)(5)(K)	Press Release issued by Alimentation Couche-Tard Inc. on July 28, 2010 responding to Casey’s General Stores, Inc.’s rejection of its increased $36.75 all-cash tender offer.*

(a)(5)(L)	Press release issued by Alimentation Couche-Tard Inc. on August 2, 2010 announcing Couche-Tard’s extension of the Offer.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.